Mail Stop 4561

December 31, 2007

By U.S. Mail and facsimile to (910) 892-8059.

Lisa F. Campbell
Executive Vice President and Chief Financial Officer
New Century Bancorp, Inc.
700 West Cumberland Street
Dunn, NC 28334

> **Re:** **New Century Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Period ended September 30, 2007**
> **File No. 000-50400**

Dear Ms. Campbell:

We have reviewed your filing and have the following comments. We have limited our review to only the issues raised in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Summary of Significant Accounting Policies

Net Income Per Common Share and Common Shares Outstanding, page 54

1. Please revise to disclose how you considered paragraphs 15 and 16 of Chapter 7 of ARB 43 in reflecting your stock dividend as a retroactive stock split. Given your disclosure in your form Form 8-K on November 14, 2006 that characterized

the 2006 split as a dividend and your history of stock splits, tell us how you determined you meet the requirements of ARB 43 to account for these issuances as a stock split. If you are not able to support your compliance with this guidance, please revise your Form 10-K and subsequent interim filings accordingly.

Form 10-Q for the period ended September 30, 2007

2. Please revise to present a rollforward of your allowance for loan losses here as well as in your future interim filings.

Balance Sheet, page 3

3. Please revise to separately present your loans held for sale from your loans held for investment, net of the allowance for loan losses, as the allowance for loan losses relates only to your portfolio loans.

Memorandum of Understanding, page 13

4. Please revise your disclosure to include the following information related to your Memorandum of Understanding:

- Disclose the specific unsatisfactory conditions identified by your banking regulators in the MOU;

- Disclose the specific steps you are required to take to rectify these unsatisfactory conditions, including the time horizon in which you are required to take them;

- Disclose the status of your progress to date on those steps;

- Disclose the extent to which the increased provision in the second quarter of 2007 was recorded as a result of the regulatory examination and/or MOU; and,

- Disclose whether the provisions of the MOU have had or will have any material impact on your results of operations, financial position, capital, or statement of cash flows.

General

5. Please revise your Forms 10-Q for the periods ending March 31, 2007, June 30, 2007, and September 30, 2007 to address the above comments, as applicable.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. You may wish to provide us with marked copies of the amendment, if applicable, to expedite our review. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in your future or amended filings, as appropriate, and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Moore at (202) 551-3463, or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief